Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION

TO A DELAWARE CORPORATION

PURSUANT TO SECTION 265 OF THE

DELAWARE GENERAL CORPORATION LAW

1.	The jurisdiction where the Non-Delaware Corporation first formed is the Yukon Territory, Canada.

2.	The jurisdiction immediately prior to filing this Certificate is the Yukon Territory, Canada.

3.	The date the Non-Delaware Corporation first formed is March 3, 1987.

4.	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Viveve Medical, Inc.

5.	The name of the Corporation as set forth in the Certificate of Incorporation is Viveve Medical, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on the 9th day of May, 2016.

/s/ Patricia Scheller
Patricia Scheller
Chief Executive Officer